EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made effective as of the 1st day of January, 2007.

BETWEEN:

MEGAWEST ENERGY (USA) CORP., a body corporate duly incorporated under the laws of the State of Nevada with an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Corporation”)

- and -

GEORGE T. STAPLETON, II, a resident of the City of Sugar Land, in the State of Texas (hereinafter called the “Executive”)

              WHEREAS the Corporation wishes to employ the Executive and the Executive wishes to be employed by the Corporation as the Chief Executive Officer of the Corporation; and

              AND WHEREAS the Corporation and the Executive wish to clarify the terms of the Executive’s employment with the Corporation.

              NOW THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants herein contained, and for other good valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

          1.1        Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms shall have the meanings hereinafter set forth:

(a)

“Affiliate” of a Person means any corporation, partnership, joint venture, or unincorporated organization in which such Person holds 20% or more of the outstanding capital shares or equity interests; provided that the Parent and each of its Affiliates shall at all times be deemed to be Affiliates of the Corporation;

(b)	“Annual Salary” means the annual salary of the Executive as defined in Schedule “A”;

(c)	“Benefits” means the benefits and entitlements set out in Schedule “B”;

(d)	“Board” means the Board of Directors of the Corporation;

(e)	“Change of Control” means the occurrence of any of:

(i)

the purchase or acquisition of Common Shares of the Parent and/or securities convertible into Common Shares of the Parent or carrying the right to acquire Common Shares of the Parent (“Convertible Securities”) as a result of which a Person, group of Persons or Persons acting jointly or in concert, or any Affiliates of any such Person, group of Persons or any of such Persons acting jointly or in concert (collectively the “Holders”) beneficially own or exercise control or direction over Common Shares and/or Convertible Securities of the Parent such that, assuming after the conversion of the Convertible Securities beneficially owned by the Holders thereof, would have the right to cast more than 50% of the votes attached to all Common Shares of the Parent”;

(ii)	approval by the Parent’s shareholders of:

(A)

an amalgamation, arrangement, merger or other consolidation or combination of the Parent with another entity pursuant to which the shareholders of the Parent immediately before such amalgamation, arrangement, merger or other consolidation or combination do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of the Common Shares immediately thereafter,

(B)	a liquidation, dissolution or winding-up of the Parent,

(C)	the sale, lease or other disposition of all or substantially all of the assets of the Parent,

(D)

the election at a meeting of the Parent’s shareholders of a number of directors, who were not included in the slate for election as directors approved by the Parent’s prior board of directors, and would represent a majority of the Parent’s board of directors, or

(E)

the appointment of a number of directors which would represent a majority of the Parent’s board of directors and which were nominated by any holder of voting shares of the Parent or by any group of holders of voting shares of the Parent acting jointly or in concert and not approved by the Parent’s prior board of directors;

(f)	“Common Shares” means the common shares of the Parent;

(g)

“Confidential Information” means information, data, technology, material or other property, of any kind and in whatever form, that is confidential or proprietary to the Corporation or any Affiliate, including without limitation, engineering reports, geological information, maps, well data, prospect data and seismic information or any other information the disclosure of which could be reasonably expected to materially adversely affect the Corporation or any Affiliate or which the Corporation or any Affiliate is obliged by contract or law to treat as confidential, provided that the Executive is aware of such obligation. Notwithstanding the preceding sentence, “Confidential Information” does not include information (1) which is or becomes generally available to the public, other than as a result of a disclosure in violation of this Agreement, (2) which the Executive can conclusively establish was already lawfully in the possession of the Executive prior to the Executive’s employment with the Corporation, or (3) the disclosure of which is required pursuant to judicial or regulatory action, law or similar process;

(h)	“Constructive Dismissal” shall mean the occurrence of any of the following events:

(i)

a material change (other than those which are clearly consistent with a promotion) in the Executive’s position or duties, title or office, which includes any removal of the Executive from or any failure to re-elect or re-appoint the Executive to any such positions or offices, provided that, such term shall not include a change consistent with the Corporation splitting a position into one or more positions in conjunction with a corporate reorganization based on the demands of such position so long as there is no reduction in the Executive’s Annual Salary or a material reduction in Benefits or other remuneration or responsibilities taken as a whole;

(ii)

a reduction by the Corporation in the Executive’s Annual Salary or any material change in the basis upon which the Executive’s Annual Salary is determined, provided however it is understood there may be economic circumstances wherein the Executive and the Corporation agree that it would be in the best interest of the Corporation to temporarily reduce the Executive’s Annual Salary and the annual salary of other executives of the Corporation on a pro rata basis, conditional on reinstatement at some agreed time in the future and that such an event will not be considered as a Constructive Dismissal;

(iii)	a change in the location at which the Executive is required to provide his principal services by more than 50miles; or

(iv)	a material breach of this Agreement by the Corporation.

Provided, however, “Constructive Dismissal” shall expressly be deemed not to include the following:

(i)	the occurrence of any of the aforesaid events with the consent of the Executive; or

(ii)	termination of the employment of the Executive for Just Cause, the Executive’s death or Disability or pursuant to Section 4.5(a);

(i)	“Date of Termination” shall mean the date of cessation of the Executive’s employment with the Corporation, regardless of the reason for cessation of employment;

(j)

“Disability” shall mean the Executive’s inability to perform the material and substantial duties of his employment on a full-time basis for a period of six (6) cumulative months out of any 18-month period where such inability arises as a result of sickness or injury;

(k)	“Effective Date” shall be the effective date of a Change of Control;

(l)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time.

(m)	“Just Cause” means any act or course of conduct which at law constitutes just cause and shall include, without limitation:

(i)

the continued failure by the Executive to substantially perform his duties according to the terms of his employment (other than any such failure resulting from the Executive’s Disability) after the Corporation has given the Executive reasonable notice of such failure and a reasonable opportunity to correct it;

(ii)	a breach by the Executive of any provision in Article 5 or a material breach of this Agreement by the Executive;

(iii)	the conviction of the Executive of an indictable offence or fraud; or

(iv)	fraud, theft or wilful misconduct by the Executive that relates to or affects the Corporation or the Executive’s employment with the Corporation;

The Executive’s employment shall not be considered as being terminated for Just Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds of the entire membership of the Board (not counting the Executive, if the Executive shall then be a member of the Board) at a meeting of the Board called and held for the purpose (after reasonable notice to the Executive and an opportunity for the Executive, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board the Executive was guilty of the conduct constituting Just Cause and specifying the particulars thereof. Any dispute concerning whether Just Cause existed for a termination will be resolved by arbitration as set forth in Article 6. The Corporation and the Executive agree to use their best efforts to expedite any such arbitration. In the event an arbitrator determines that Just Cause did not exist for a termination purportedly for Just Cause, the termination will be deemed to have been a termination without Just Cause and the Executive will be entitled to receive any payments he would have received had his termination been specified as one without Just Cause under Section 4.4.

(n)

“Parent” means MegaWest Energy Corp., a body corporate duly incorporated under the laws of the Province of British Columbia with an office in the City of Calgary, in the Province of Alberta. The Corporation is a wholly owned subsidiary of Parent.

(o)	“Perquisites” means the perquisites set out in Schedule “C”;

(p)

“Person” means any individual, corporation, limited liability corporation, limited or general partnership, joint venture, association, joint-stock corporation, trust, plan, unincorporated organization or government or any agency or political subdivisions thereof;

(q)

“U.S. Stock Option Plan” means the Corporation’s supplementary stock option plan (the “Plan”) which was made effective on the 6th day of January, 2007 by way of a resolution of all of the directors of the Parent consenting to and adopting the Plan.

1.2        Interpretation

              For the purposes of this Agreement, except as otherwise expressly provided:

(a)

"this Agreement" means this Agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

all references in this Agreement to a designated "part", "section" or other subdivision or to a schedule are references to the designated part, section, or other subdivision of, or schedule to, this Agreement;

(c)

the words "hereof", "herein", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular part, section or other subdivision or schedule unless the context or subject matter otherwise requires;

(d)

the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

unless otherwise provided herein, all references to currency in this Agreement are to lawful money of the United States of America and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of the United States of America;

(f)

the singular of any term includes the plural, and vice versa, and the use of any term is generally applicable to any gender and, where applicable, a body corporate, firm or other entity, and the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(g)	all references to "approval", "authorization", "consent" or "direction" in this Agreement means written approval, authorization, consent or direction.

ARTICLE 2
EMPLOYMENT

2.1        Engagement

(a)

Subject to the terms and conditions hereof, the Corporation shall employ the Executive as the Chief Executive Officer of the Corporation and, at the request of the Board, some or all of its Affiliates. In addition, the Executive will be nominated to and will sit on the Board. The Executive hereby accepts such employment in accordance with the terms and conditions of this Agreement. The Executive agrees to perform those duties and functions and have those responsibilities which are normally associated with his position in addition to carrying out such other duties and responsibilities as are assigned to him from time to time by the Board.

(b)

The Corporation shall also make the Executive available to act as President and CEO of the Parent and Chairman of the Board of Directors of the Parent and the Executive accepts such employment upon the terms and conditions set forth in this Agreement. It is understood that the duties and functions of the Executive with respect to the Parent should not constitute more than 25% of all of the duties and functions of the Executive under this Agreement.

2.2        Performance

(a)

The Executive shall devote the necessary energy, skill and best commercial efforts to the performance of his duties with respect to the Corporation hereunder, in a manner that will faithfully and diligently further the business and interests of the Corporation. The Executive shall provide his principal services to the Corporation from his home office in the State of Texas. The Executive shall at all times comply with all applicable laws and all policies and instructions of the Corporation in effect from time to time unless any such policies are in direct conflict with the terms of this Agreement, in which case, the terms of this Agreement shall govern to the extent of the conflict.

(b)

The Executive shall devote the necessary energy, skill and best commercial efforts to the performance of his duties with respect to the Parent hereunder, in a manner that will faithfully and diligently further the business and interests of the Parent. The Executive shall provide his principal services to the Parent from such locations as the Parent may require. The Executive shall at all times comply with all applicable laws and all policies and instructions of the Parent in effect from time to time unless any such policies are in direct conflict with the terms of this Agreement, in which case, the terms of this Agreement shall govern to the extent of the conflict.

(c)

The Executive may serve as a member of the board of directors of E-T Energy Ltd. The Executive may also serve as a member of the board of directors of another company if the Board, or an appropriate committee thereof, determines in its sole discretion that such membership is not adverse to the interests of the Corporation or the Parent.

2.3        Term

              This Agreement shall be for an indefinite period and may be terminated by the Executive or the Corporation in accordance with Article 4 hereof.

ARTICLE 3
REMUNERATION AND BENEFITS

3.1        Annual Salary

As consideration for the services provided herein, the Corporation shall pay to the Executive his Annual Salary, as defined in Schedule “A”, (less all applicable statutory withholdings and deductions) on the Corporation’s normal payroll cycle during the term of this Agreement.

3.2        Commencement Bonus

Upon the execution of this Agreement, the Corporation shall pay the Executive a commencement bonus of $300,000 USD.

3.3        Discretionary Bonus

During the term of this Agreement and at the discretion of the Board, the Executive may also be paid a discretionary bonus, cash or otherwise, as additional remuneration for his services under this Agreement with the discretionary bonus entitlement to be determined at such a time as bonuses are scheduled for determination consistent with the Corporation’s bonus program or policy.

3.4        Stock Options

(a)

In consideration for the performance of the Executive’s duties to the Corporation only, the Corporation shall issue 1,000,000 Common Share options to the Executive in his capacity as Chief Executive Officer with an exercise price of $0.50 per Common Share under the terms and conditions of the Corporation’s Plan, to be issued upon commencement of employment, and shall be fully vested and may be exercised at any time by the both before and after termination by the Executive or his legal heirs until

January 5, 2011. The options may also at the Executive’s or his legal heir(s) election be exercised on a cashless basis. Upon written request by the Executive the Corporation agrees to register for resale the shares underlying the options or shares issued pursuant to the options at its expense;

(b)

In consideration for the performance of the Executive’s duties to the Corporation only, the Corporation shall issue 500,000 Common Share options to the Executive in his capacity as Director with an exercise price of $0.10 per Common Share under the terms and conditions of the Corporation’s Plan, to be issued upon commencement of employment, and to vest immediately;

(c)

During the term of this Agreement and at the discretion of the Board acting on the recommendations of the Parent’s Corporate Governance and Human Resources Committee (or any replacement committee), the Executive may be granted options to purchase Common Shares in accordance with the Corporation’s Plan, as additional remuneration for the performance of the Executive’s duties to the Corporation only.

3.5        Benefits

The Executive shall be entitled to participate in and receive the Benefits set out in Schedule “B” to this Agreement. The Corporation shall provide Benefits in accordance with the formal plan documents or policies, and any issues with respect to entitlement or payment of Benefits shall be governed by the terms of such documents or policies establishing the Benefit in issue. Nothing herein shall be construed to limit the right of the Corporation to amend or terminate any of the Benefits, or any other employee benefits plans or programs provided by the Corporation at any time, pursuant to the governing documents or policies establishing such benefits.

3.6        Perquisites

The Executive shall be entitled to participate in and receive the perquisites set out in Schedule “C” to this Agreement.

3.7        Vacation

The Executive shall be entitled to five (5) weeks paid annual vacation in accordance with the Corporation’s policies and practices in effect at the relevant time for senior executives.

ARTICLE 4
TERMINATION OF EMPLOYMENT

4.1        Death

The Executive’s employment and this Agreement shall be deemed terminated on death, at which time the Executive’s personal representatives shall be entitled to receive the amount of unpaid Annual Salary to and including the date of death, any bonus declared but not yet paid, plus all outstanding vacation pay and expense reimbursements (in each case less applicable withholdings and deductions). Any options to purchase Common Shares shall be treated in the manner set forth in Section 3.4 (a) except that the options shall expire on the earlier of their expiry date or eighteen months after the death of the Executive.

4.2        Disability

(a)

The Executive shall cooperate in all respects with the Corporation if a question arises as to whether the Executive has a Disability. The Executive shall, as reasonably requested by the Corporation, submit to an examination by a medical doctor or other health care specialist mutually selected by the Corporation and the Executive. In the event the parties cannot agree upon a competent medical professional, such disagreement will be resolved by arbitration as set forth in Article 6. If the Corporation and the Executive are unable to agree on whether a Disability exists, the determination of the specialist selected pursuant hereto shall be determinative.

(b)

In the event of a Disability of the Executive, the Executive’s employment with the Corporation shall be deemed to be frustrated and, unless the Board determines otherwise, shall automatically terminate. If the Executive’s employment is terminated by reason of Disability, then:

	(i)	the Corporation shall pay the Executive:

		(A)	the amount of unpaid Annual Salary to and including the Date of Termination, any declared but unpaid bonus, and all outstanding vacation pay;

		(B)	outstanding expense reimbursements;

		(C)	upon receipt of an executed Release in the form of the Release attached as Schedule “D” to this Agreement, an amount equal to the Termination Amount payable to the Executive pursuant to Section 4.4(b)

(in each case, less applicable withholdings and deductions); and

	(ii)	any outstanding options to purchase Common Shares shall be treated in the manner set forth in Section 4.4(c).

4.3        Termination by the Corporation for Just Cause and Termination by the Executive Without Constructive Dismissal

(a)	The Corporation may, at any time, immediately terminate the Executive’s employment for Just Cause by giving written notice setting forth the nature of the Just Cause.

(b)	The Executive may terminate his employment with the Corporation for any reason upon thirty (30) days’ written notice.

(c)

If the Executive’s employment is terminated either by the Corporation for Just Cause or by the Executive other than for Constructive Dismissal, the Corporation shall pay to the Executive, within five (5) business days following the Date of Termination, the amount of unpaid Annual Salary to and including the Date of Termination, any declared but unpaid bonus, plus all outstanding vacation pay and expense reimbursements (in each case less applicable statutory withholdings and deductions), and the Executive has the right to exercise any vested options, up to and including, the Date of Termination.

4.4        Termination by the Corporation Without Just Cause or Termination by the Executive for Constructive Dismissal

(a)

The Corporation may, in its absolute discretion, immediately terminate the Executive’s employment at any time without Just Cause for any reason provided that such termination without Just Cause is approved beforehand by a majority of the Board. At any time within 30 days following an event that constitutes a Constructive Dismissal hereunder, the Executive may terminate his employment with the Corporation upon thirty (30) days’ written notice.

(b)	If the Executive’s employment is terminated either by the Corporation without Just Cause or by the Executive for Constructive Dismissal, then the Corporation shall pay to the Executive:

	(i)	the amount of unpaid Annual Salary to and including the Date of Termination;

	(ii)	all outstanding vacation pay and expense reimbursements;

	(iii)	any bonus that has been declared by the Board but not yet paid; and

(iv)

within five (5) business days of receipt of an executed release in the form of the Release attached as Schedule ”D” to this Agreement, and expiration of the Release Agreement’s seven-day revocation period, payment of the following amount in a lump sum, in each case less all applicable statutory withholdings and deductions (collectively, the “Termination Amount”):

		(A)	a severance payment in the amount of one (1) years’ Annual Salary, representing compensation for loss of employment; plus

		(B)	the sum of $10,000, less applicable withholdings and deductions, representing compensation for the loss of Benefits and Perquisites.

(c)

Notwithstanding the provisions of any applicable stock option agreement, in the event of termination under this Section 4.4, all stock options shall automatically vest on the Date of Termination, and such options shall then be exercisable and expire in accordance with the terms of the Plan and the applicable stock option agreements.

4.5        Change of Control

(a)	In the event of a Change of Control of the Corporation:

(i) the Corporation shall have the option, within seven (7) days of the Effective Date, to terminate the employment of the Executive effective immediately; and

(ii)

the Executive shall have the option, within fourteen (14) days of the Effective Date, to terminate his employment with the Corporation upon providing thirty (30) days written notice (which notice may be provided at any time during such 14-day period following the Effective Date).

(b)	If the Executive’s employment is terminated by either the Corporation or the Executive pursuant to Section 4.5(a), then:

(i)

the Corporation shall pay to the Executive, upon receipt of an executed release in the form of the Release attached as Schedule “D” to this Agreement, and expiration of the Release Agreement’s seven-day revocation period, an amount equal to the Termination Amount payable to the Executive pursuant to Section 4.4(b); and

(ii)

notwithstanding the provisions of any applicable stock option agreement, in the event of termination pursuant to this Section 4.5, all stock options shall automatically vest on the Date of Termination, and such options shall then be exercisable and expire in accordance with the terms of the Plan and the applicable stock option agreements.

(c)

If neither the Corporation nor the Executive elects to exercise the option to terminate the Executive’s employment pursuant to Section 4.5(a), the Executive’s employment shall continue in accordance with the terms of this Agreement, or on such other terms as mutually agreed by the Corporation and the Executive.

4.6        Payment of Termination Amount

The Termination Amount payable to the Executive pursuant to Sections 4.4(b), 4.4(c) or 4.5(b) shall not be reduced in any respect in the event that the Executive shall secure or shall not reasonably pursue alternative employment following the termination of the Executive’s employment.

4.7        Resignation from Offices and Directorships

Effective on the Date of Termination, the Executive shall resign from all offices and directorships in the Corporation and its Affiliates, save and except directorships of Affiliates that are public companies, and the Executive shall not be entitled to receive any payment or compensation for loss of office or directorship or otherwise by reason of the resignation. If the Executive fails to resign as aforesaid, the Corporation is irrevocably authorized to remove him from all offices and directorships held, save and except those held with Affiliates which are public companies, and to sign any documents on his behalf and do any things necessary or requisite to give effect to such documents or resignation.

4.8        Options to Purchase Common Shares

Subject to the provisions of this Article 4 providing for accelerated vesting of the Executive’s options to purchase Common Shares in certain circumstances, in the event of termination of the Executive’s employment, any options to purchase Common Shares must be exercised in accordance with and shall expire in accordance with the Plan and the applicable stock option agreements.

4.9        Return of Property

On the Date of Termination, the Executive shall promptly surrender to the Corporation all information in whatever form (including all Confidential Information) and any other documents, materials, data, property, information and equipment belonging to the Corporation or relating to the Corporation’s business in his possession, custody or control, and the Executive shall not thereafter retain or deliver to any other Person any of the foregoing or any summary or memorandum thereof.

4.10       Expenses Relating to Enforcement of Rights

If the Executive shall successfully seek to enforce any provision of this Agreement or to collect any amount claimed to be due hereunder, the Executive shall be entitled to be reimbursed by the Corporation for any and all of its out-of-pocket expenses, including reasonable attorneys’ fees, incurred in connection with such enforcement and/or collection.

ARTICLE 5
COMPETING INTERESTS, CONFIDENTIALITY AND NON-SOLICITATION

5.1        No Breach of Proprietary Rights of Third Parties

(a)

The Executive represents and warrants to the Corporation that (i) the Executive’s employment with the Corporation and his performance of this Agreement will not breach any agreement or other obligation with respect to the confidential or proprietary information of a third party; and (ii) the Executive is not bound by any written or oral agreement with any third party that conflicts with the Executive’s employment with the Corporation or his obligations hereunder.

(b)

The Executive agrees that, during his employment with the Corporation and in the performance of his obligations hereunder, he shall not improperly bring to the Corporation or use any trade secrets or confidential or proprietary information of any third party or otherwise knowingly infringe on the proprietary rights of any third party.

5.2        Non-Solicitation and Other Prohibited Actions

During the Executive’s employment with the Corporation and for a period of twelve (12) months after the Date of Termination, the Executive shall not, without the prior written consent of the Corporation (i) directly or (ii) knowingly and indirectly:

(a)	commence an offer of any nature or kind whatsoever for any securities or property or assets of the Parent or any of its Affiliates, including without limitation a tender or exchange offer;

(b)

solicit proxies from holders of securities of the Parent or form, join or in any way participate with a “person” (as defined in Sections 13(d) or 14(d) of the Exchange Act, and the rules and regulations thereunder) that is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of the Parent’s securities representing fifty percent plus one share or more of the combined voting power of the Parent’s then outstanding voting securities;

(c)

engage in any discussions or negotiations, conclude any understandings or enter into any agreement, or otherwise act in concert, with any third party to propose or effect any takeover bid, amalgamation, merger, arrangement or other business combination with respect to the Parent or any of its Affiliates or substantially all of the assets of the Parent or any of its Affiliates or to propose or effect any acquisition or purchase of any assets of the Parent or any of its Affiliates;

(d)	institute any shareholder proposal in respect of the Parent or otherwise attempt to influence or control the conduct of the security holders of the Parent; or

(e)	take any action in furtherance of any of the foregoing,

whether for or on his behalf or for any entity in which he shall have a direct or indirect interest (or any Affiliate of any such entity) whether as a proprietor, partner, co-venturer, financier, investor or stockholder, director, officer, employer, employee, servant, agent, representative or otherwise.

5.3

Executive shall refrain, both during the term of employment and thereafter, from publishing any oral or written statements about any directors, officers, employees, agents, investors or representatives of the Corporation or any Affiliate that are slanderous, libelous, or defamatory; or that disclose private or confidential information about the business affairs, directors, officers, employees, agents, investors or representatives of the Corporation or any Affiliate; or that constitute an intrusion into the seclusion or private lives of any of such directors, officers, employees, agents, investors or representatives; or that give rise to unreasonable publicity about the private lives of such persons; or that place any such person in a false light before the public; or that constitute a misappropriation of the name or likeness of any such person. A violation or threatened violation of these restrictive covenants may be enjoined by a court of law notwithstanding the arbitration provisions of Article 6.

5.4	Confidentiality

(a)

During the period of his employment with the Corporation and at any time thereafter, the Executive shall receive and hold all Confidential Information absolutely secret, undisclosed, in trust and in confidence, and shall comply with the Corporation’s policies and guidelines and use his best efforts for the protection of Confidential Information.

(b)

The Executive shall not reveal or disclose to any Person outside the Corporation or use for his own benefit, whether by private communication or by public address or publication or otherwise, any Confidential Information without the Corporation’s specific written authorization or except as required by a mandatory provision of applicable law, provided however, that prior to any unauthorized use or disclosure of Confidential Information that is required by law, the Executive shall give the Corporation reasonable prior notice of any disclosure of Confidential Information required by law and, if requested by the Corporation, shall use reasonable efforts to obtain a protective order or similar protection for the Corporation and shall permit and cooperate with any effort by the Corporation to obtain such an order. The Executive shall take such action as is reasonably necessary to ensure that no family member of the Executive discloses or permits the disclosure of any Confidential Information.

(c)

All originals, copies and other forms of Confidential Information, however and whenever produced, shall be the sole property of the Corporation, not to be removed from the premises or custody of the Corporation, except in the normal course of business, without in each instance first obtaining written consent or authorization of the Corporation.

(d)

This Agreement and all information and documents concerning the substance and terms of this Agreement shall be Confidential Information and shall be maintained in confidence and shall not be disclosed to any other Person without the Corporation’s specific written authorization or as required by law or regulation.

5.5        Acknowledgement

The Executive acknowledges and agrees that:

(a)

he will receive or will become eligible to receive substantial benefits and compensation as a result of his employment by the Corporation and its subsidiaries under this Agreement, which benefits and compensation are offered to him only because and on condition of his willingness to commit his commercial best efforts and loyalty to the Corporation, including abiding by the terms and restrictions in this Article 5;

(b)

in exchange for the Corporation’s promise to provide Executive with some or all of the Corporation’s Confidential Information to which Executive has not previously had access and of which Executive has not had previous knowledge, Executive agrees to abide by the terms and restrictions in this Article 5;

(c)	as a result of the acquisition of Confidential Information, the Executive will occupy a position of trust and confidence with the Corporation and its Affiliates;

(d)

the Executive’s position of trust and knowledge of Confidential Information would enable the Executive to put the Corporation at a significant competitive disadvantage if the Executive breaches the restrictions in this Article 5;

(e)

irreparable damage would result to the Corporation if the provisions of this Article 5 hereof are not specifically enforced, and the Executive waives all defences to the strict enforcement thereof by the Corporation;

(f)

the Corporation shall be entitled to any appropriate legal, equitable, or other remedy, including injunctive relief, in respect of any failure or continuing failure on his part to comply with Article 5;

(g)	the restrictions contained in this Article 5 are reasonable and valid based on the nature of the Executive’s position with the Corporation; and

(h)	any breach of this Article 5 shall constitute grounds for termination of the Executive’s employment for Just Cause.

5.6        Passive Investment

Notwithstanding anything in this Article, nothing in this Agreement shall be deemed to prevent or prohibit the Executive from owning shares in a publicly listed company as a passive investment, so long as the Executive does not own more than nine per cent (9%) of the shares thereof.

5.7        Survival

Notwithstanding the termination of this Agreement and the Executive’s employment, the provisions of Section 5.2 shall survive such termination and be continuing obligations for a period of twelve (12) months following the termination of this Agreement and the provisions of Section 5.3 shall survive such termination and be continuing obligations for a period of two (2) years following the termination of this Agreement.

ARTICLE 6
ARBITRATION

6.1	Any controversy, dispute, or claim arising out of, relating to, or concerning this Agreement, the breach of this Agreement, the employment of the Executive, or the termination of the Executive’s employment will be resolved pursuant to this Article 6. This includes all claims, whether arising of contractual or extra-contractual liability. Any such controversy, dispute, or claim will be resolved in an arbitration proceeding in Houston, Texas in accordance with the Employment Dispute Rules of American Arbitration Association (the “AAA”) then existing, provided that, if the rules of the AAA differ from those in this Article, the provisions of this Article will control. Any demand for resolution of such a matter must be served on the other party within the period covered by the applicable statute of limitations.

6.2	This Article 6 will be specifically enforceable. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.

6.3

The arbitrator will have no authority to extend, modify, or suspend any of the terms of this Agreement. The arbitrator must make his award in writing and must accompany it with an opinion discussing the evidence and setting forth the reasons for the award.

6.4

The decision of arbitrator within the scope of the submission will be final and binding on both parties, and any right to judicial action on any matter subject to resolution by arbitration hereunder hereby is waived unless otherwise required by applicable law, except suit to enforce an award by the arbitrator or in the event resolution by an arbitrator is not available for any reason.

6.5

The Corporation shall pay the arbitrator’s fees and charges; however, each party shall bear its or his own costs and expenses with respect to the arbitration of any controversy, dispute, or claim under this Article 6, including, but not limited to, any legal fees or expenses. Notwithstanding the foregoing, in the event that the Corporation is the losing party (as determined by the arbitrator), the Corporation shall bear both its costs and expenses and the costs and expenses of the Executive with respect to the arbitration of any controversy, dispute, or claim under this Article 6, including, but not limited to, any legal fees or expenses.

ARTICLE 7
GENERAL

7.1        Enurement

This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and permitted assigns, and the Executive and his personal representatives. Neither the Executive nor the Corporation may assign its rights hereunder to another Person without the consent of the other party.

7.2        Notices

Any notice required or permitted to be given under this Agreement shall be in writing and shall be properly given if delivered personally, by telecopy, by prepaid courier service or by certified or prepaid registered mail, addressed as follows (or to such other address provided by one party to the other party):

Executive:	11 Leigh Court
Sugar Land, Texas 77479

Corporation:	MegaWest Energy (USA) Corp.
561 Keystone Avenue
Unit 229
Reno, Nevada 89503

Attn: David Sealock

With Copies To:	Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-mark Agents
800 - 885 W Georgia Street
Vancouver, BC V6C 3H1 Canada

Attn: Virgil Hlus

Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010

Attn: Guy Young

Any such notice shall be deemed to be received (i) on the date of delivery, if delivered by hand, (ii) one (1) business day after delivery, if delivered by courier, (iii) one (1) business day following receipt of an appropriate electronic confirmation, if sent by telecopy, and (iv) five (5) business days following the date of mailing, if mailed.

7.3        Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the State of Texas without regard to its conflicts of law provisions.

7.4        Entire Agreement

This Agreement shall constitute the entire agreement between the Executive and the Corporation in respect of the matters set forth herein. Except as otherwise specified herein or in writing by the Corporation after the date hereof, to the extent of any conflict or inconsistency between the terms of this Agreement and any other agreement or document between the Executive and the Corporation or otherwise related to the Executive’s employment with the Corporation, this Agreement shall govern to the extent of such inconsistency or conflict.

7.5        Severability

The provisions of this Agreement shall be deemed severable. If any provision of this Agreement shall be held unenforceable by any court of competent jurisdiction, such provision shall be modified to the extent necessary to be enforceable, and the remaining provisions shall remain in full force and effect.

7.6        Withholdings; Right of Offset

The Corporation may withhold and deduct from any benefits and payments made or to be made pursuant to this Agreement (a) all federal, state, local and other taxes as may be required pursuant to any law or governmental regulation or ruling, (b) all other normal employee deductions made with respect to employees generally, and (c) any advances made to Executive and owed to the Corporation or any Affiliate.

7.7        Nonalienation

The right to receive payments under this Agreement shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge or encumbrance by Executive, dependents or beneficiaries of Executive, or to any other person who is or may become entitled to receive such payments hereunder. The right to receive payments hereunder shall not be subject to or liable for the debts, contracts, liabilities, engagements or torts of any person who is or may become entitled to receive such payments, nor may the same be subject to attachment or seizure by any creditor of such person under any circumstances, and any such attempted attachment or seizure shall be void and of no force and effect.

7.8        Survival of Certain Provisions

Wherever appropriate to the intention of the parties hereto, the respective rights and obligations of the parties shall survive any termination or expiration of this Agreement.

7.9        Amendments and Waivers

All modifications, amendments and supplements to this Agreement must be made in writing and signed by both parties. No waiver by any party hereto of any provision hereof or of any breach of this Agreement shall be effective or binding unless such waiver is in writing, and any such waiver shall not limit or affect such party’s rights with respect to any future breach.

7.10      Counterparts

This Agreement may be signed in two (2) counterparts, each of which shall be deemed an original and both of which shall together constitute the same instrument.

7.11       Legal Advice and Executive Acknowledgment

The Executive acknowledges having had the opportunity to seek independent legal advice in connection with negotiation and execution of this Agreement. Executive also acknowledges (a) being knowledgeable and sophisticated as to business matters, including the subject matter of this Agreement, (b) having read this Agreement and understanding its terms and conditions, (c) having been given an ample opportunity to discuss this Agreement with Executive’s personal legal counsel prior to execution, and (d) that no strict rules of construction shall apply for or against the drafter or any other party. Executive hereby represents that Executive is free to enter into this Agreement including, without limitation, that Executive is not subject to any covenant not to compete or other restrictive covenant that would conflict with any duties under this Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto effective as of the date first above written.

MEGAWEST ENERGY (USA) CORP.

By:	/s/ George Orr
(Authorized Signatory)

/s/ George T. Stapleton, II
GEORGE T. STAPLETON, II

SCHEDULE “A”

ANNUAL SALARY AND REMUNERATION

1.	The Annual Salary of the Executive shall be USD $240,000.00 commencing as at January 1, 2007; and

(a) The salary of the Executive will be USD $180,000 for services rendered for the Corporation as described in Section 2.1(a); and

(b)

The salary of the Executive will be USD $60,000 for services rendered for the Parent as described in Section 2.1(b) and the Corporation will withhold and remit from such salary Canadian withholding tax as required under Canadian law.

2.	Participation in the corporate executive level bonus program as promulgated by the Board from time to time.

SCHEDULE “B”

BENEFITS

The Executive shall be entitled to receive the following Benefits during the term of his employment under this Agreement, unless such Benefits are relinquished by the Executive with his consent:

1.

Any benefits which may be made available to employees or other executives of the Parent or the Corporation from time to time during the term of this Agreement, including but not limited to life or disability insurance and directors and officers liability and errors and omissions insurance, in accordance with the terms and conditions of the governing documents for such benefit plans or programs.

2.	The Executive hereby relinquishes the following benefits which are offered by the Parent to Canadian employees:

	(a)	Alberta Health Care

	(b)	Group Life Insurance

	(c)	Additional Medical Insurance

	(d)	Dental Insurance

	(e)	Vision Coverage

	(f)	Canada Pension Plan

	(g)	Employment Insurance

	(h)	Workers Compensation Insurance

SCHEDULE “C”

PERQUISITES

The Executive shall be entitled to receive the following Perquisites during the term of his employment under this Agreement:

1.

Reimbursement of all reasonable expenses incurred by the Executive in carrying out his duties including but not limited to travel expenses (accommodation and meals) and entertainment expenses, provided no such expense shall be reimbursed unless Employee shall have properly accounted for expenses to the extent necessary to substantiate the Company’s Federal income tax deductions for such expenses under the Internal Revenue Code of 1986, as amended, and the regulations thereunder or equivalent subsequent legislation. Travel shall be reimbursed on the basis of business class (or equivalent) for flights over 4 hours and accommodation shall be at suitable hotels;

2.

Reimbursement of all expenses incurred by the Executive relating to family medical and dental insurance policy obtained through the Society of Petroleum Engineers or any similar plan providing comparable coverage;

3.	Reimbursement of all reasonable due diligence expenses and legal and accounting fees of the Executive incurred prior to execution of this Agreement which were made in contemplation of this Agreement;

4.

For so long as the Executive shall work out of a home office, the Corporation shall pay Executive a home office allowance of USD $750 per month. The Executive shall be responsible for providing his own hardware (laptop, cell phone, Blackberry, and office equipment), software, monthly local and long distance telephone/cell phone/PDA/Internet charges, local postage, and all office supplies including printer/copier toner cartridges with respect to such home office. The Executive will be provided access to the Corporation FedEx account for business related courier charges;

5.	Directors and Officers Liability Insurance and Errors and Omissions Insurance with a minimum coverage of USD $2,000,000.00 per occurrence;

6.	Travel Accident Insurance with a minimum coverage of USD $1,000,000, 24 hours a day, covering both business and personal travel; and

7.	Company shall provide Disability Insurance coverage for the term of this Agreement; and

8.	The Parent may provide a moving allowance if the Executive is required to relocate to office in the City of Calgary, in the Province of Alberta: and

9.

Subject to the provisions of the Corporation's Certificate of Incorporation and By-Laws, as amended from time to time in the absolute discretion of Corporation, Corporation shall indemnify Employee to the full extent permitted by applicable law and such Certificate of Incorporation and By-Laws, for all amounts (including without limitation litigation, judgments, fines, settlement payments, expenses, and attorney fees) incurred or paid by

Executive in connection with any action, suit, investigation or proceeding arising out of or relating to the performance by Executive of his duties hereunder, or the acting by the Executive as an officer or employee of the Corporation, its Parent or its Affiliates, so long as Executive is not in material default hereunder.

SCHEDULE “D”

RELEASE

1.        RELEASE

From and after the Effective Date (defined below) and in consideration of the sum of __________________________Dollars $ __________________, less amounts required to be withheld and paid to the applicable taxing authorities (the “Severance Amount”), and other good and valuable consideration, the receipt of which is hereby acknowledged, I, George T. Stapleton, II, do for myself and my heirs, executors, administrators, personal representatives and assigns (hereinafter collectively referred to as “I”) forever release, remise and discharge MegaWest Energy (USA) Corp. and its subsidiaries, successors, predecessor companies (collectively the “Corporation”) and the Corporation’s directors, shareholders, employees, agents, insurers and assigns from any and all actions, causes of actions, contracts (whether express or implied), claims and demands for damages, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity, which I ever had or now have, or which I or my heirs, successors or personal representatives may hereafter have, by reason of or existing out of any causes whatsoever existing up to and inclusive of the date of this Release, including but without limiting the generality of the foregoing:

(i)	my employment with the Corporation;

(j)	the termination of my employment with the Corporation;

(k)	the Executive Employment Agreement dated effective January 1, 2007 between the Corporation and me (the “Executive Employment Agreement”);

(l)

any claims which I may have arising under or relating to the applicable employment laws and regulations, any federal, state, or local laws of any jurisdiction that prohibit age, sex, race, national origin, color, disability, religion, veteran, military status, sexual orientation, or any other form of discrimination, harassment, or retaliation (including, without limitation, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Americans with Disabilities Act, Title VII of the 1964 Civil Rights Act, the Civil Rights Act of 1991, 42 U.S.C. § 1981, the Rehabilitation Act, the Family and Medical Leave Act, the Sarbanes-Oxley Act, the Employee Polygraph Protection Act, the Financial Institutions Reform, Recovery and Enforcement Act (or any other employment-related banking statute or regulation), the Uniformed Services Employment and Reemployment Rights Act of 1994, the Texas Commission on Human Rights Act, any federal, state, local or municipal whistleblower protection or anti-retaliation statute or ordinance, or any other federal, state, local, or municipal laws of any jurisdiction), claims arising under the Employee Retirement Income Security Act, or any other statutory or common law claims related to my employment or separation from employment with the Corporation;

(m)

any and all claims for damages, salary, wages, termination pay, severance pay, vacation pay, bonuses, expenses, allowances, any shares, stock options or other rights to purchase shares or trust units granted by the Corporation, insurance or any other benefits (or loss thereof) arising out of my employment with the Corporation; and

(n)	all such further costs, expenses or damages which may properly be alleged to arise in respect of the cessation of my employment with the Corporation.

Notwithstanding anything contained herein, this Release shall not extend to or affect, or constitute a release of any right that I may have in respect of:

(a)

any corporate indemnity existing by statute, contract or pursuant to any of the constating documents of the Corporation provided in my favour in respect of my having acted at any time as a director or officer of the Corporation, its Parent or its Affiliates;

(b)

my entitlement to any insurance maintained for the benefit or protection of the directors and/or officers of the Corporation, its Parent or its Affiliates, including without limitation, any directors’ and officers’ liability insurance; or

(c)	my entitlement to any amounts pursuant to Article 4 of the Executive Employment Agreement.

4.        NO ADMISSION

I acknowledge that the payment of the Severance Amount to me pursuant to the above paragraph does not constitute any admission of liability by or on behalf of the Corporation.

5.        INDEMNITY FOR TAXES

I further agree that, for the aforesaid payment, I will save harmless and indemnify the Corporation from and against all claims, taxes or penalties and demands which may be made by the Internal Revenue Service (or by any other government authority under any similar legislation in any country or subdivision thereof), in respect of income tax payable in excess of the income tax previously withheld; and in respect of any and all claims, charges, taxes or penalties and demands which may be made on behalf of or related to the Internal Revenue Service (or by any other similar government authority in any country or subdivision thereof) under the applicable statutes and regulations, with respect to any amount which may, in the future, be found to be payable by the Corporation on my behalf.

6.        EMPLOYMENT STANDARDS CODE

I acknowledge receipt of all wages, overtime pay, vacation pay, general holiday pay, bonuses, benefits, pay in lieu of notice of termination of employment, severance and other compensation that I am entitled to by virtue of the applicable employment laws and regulations or pursuant to any other applicable labour standards legislation or common law, and I further confirm that there are no entitlements, overtime pay or wages due and owing to myself by the Corporation.

7.        BENEFITS AND INSURANCE CLAIMS

I acknowledge and agree that all of my employment benefits will cease on _______________ and I further acknowledge and agree that I have no further claim against the Corporation for benefits or damages arising from the cessation of benefits. I fully accept sole responsibility to replace those benefits that I wish to continue and to exercise conversion privileges where applicable with respect to benefits. In the event that I become disabled, I covenant not to sue the Corporation for insurance or other benefits, or for loss of benefits. I hereby release the Corporation from any further obligations or liabilities arising from my employment benefits.

8.        NON-DISCLOSURE

I agree that I will not divulge or disclose, directly or indirectly, the contents of this Release or the terms of settlement relating to my ceasing to be employed with the Corporation to any person, including but without limiting the generality of the foregoing, to employees or former employees of the Corporation, except my legal and financial advisors and my immediate family, on the condition that they maintain the confidentiality thereof, except as may be required by law.

9.        COMPLIANCE WITH EMPLOYMENT AGREEMENT

I continue to be bound by the provisions of Article 5 of my Employment Agreement notwithstanding the termination of my employment and the Employment Agreement. I agree that I will comply with the restrictions set forth in Article 5 of my Employment Agreement for the applicable time periods set forth therein. I acknowledge and agree that such restrictions are reasonable and properly required for the adequate protection of the business of the Corporation and in the event that the time limit is deemed to be unreasonable by a court of competent jurisdiction, I agree to the reduction of the time limit to a period as the court shall deem to be reasonable.

10.       FURTHER CLAIMS

I agree that I will not make claim or take proceedings against any other person or entity that might claim contribution or indemnity under the provisions of any statute or otherwise against the Corporation or any individual or entity discharged through this Release.

11.       TIME TO CONSIDER RELEASE

I acknowledge that I have been advised in writing by the Corporation that I should consult an attorney before executing this Release, and I further acknowledge that I have been given a period of twenty-one (21) calendar days within which to review and consider the provisions of this Release. I understand that if I do not sign this Release before the twenty-one (21) calendar day period expires, this Release offer will be withdrawn automatically.

12.      REVOCATION PERIOD

I understand and acknowledge that I have seven (7) calendar days following the execution of this Release to revoke my acceptance of this Release. This Release will not become effective or enforceable, and the Severance Amount will not become payable, until after this revocation period has expired. If I do not revoke the Release within the revocation period, the Corporation will send me the Severance Amount within five (5) business days after the revocation period’s expiration date.

13.       UNDERSTANDING

I hereby declare that I have had the opportunity to seek independent legal advice with respect to the matters addressed in this Release and the terms of settlement which have been agreed to by the Corporation and me, and I fully understand this Release and the terms of settlement. I hereby voluntarily accept the terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

14.        NO PRIOR REPRESENTATIONS OR INDUCEMENTS

I represent and acknowledge that in executing this Release, I do not rely, and have not relied, on any representation(s) by the Corporation, except as expressly contained in this Release.

15.        BINDING RELEASE

The Corporation and I agree that this Release shall be binding on us and our heirs, administrators, representatives, executors, successors and assigns, and shall inure to the benefit of our heirs, administrators, representatives, executors, successors and assigns.

16.        CHOICE OF LAW

This Release shall, in all respects, be interpreted, enforced, and governed under the laws of the State of Texas. The Corporation and I agree that the language of this Release shall, in all cases, be construed as a whole, according to its fair meaning, and not strictly for, or against, any of the parties.

17.        SEVERABILITY

The Corporation and I agree that should a court declare or determine that any provision of this Release is illegal or invalid, the validity of the remaining parts, terms or provisions of this Release will not be affected and any illegal or invalid part, term, or provision, will not be deemed to be a part of this Release.

18.        COMPLETE AGREEMENT

I understand and agree that this Release contains the entire agreement between the Corporation and me regarding my termination and that the terms of this Release are contractual and not a mere recital.

DATED at this _____ day of , 200____.

Witness	GEORGE T. STAPLETON, II

SCHEDULE “E”

CURRENT STOCK OPTION PLAN OF THE CORPORATION

U.S. Stock Option Plan